American Express Company
200 Vesey Street
New York, NY 10285
February 7, 2025
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that American Express Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on February 7, 2025.
Sincerely,
American Express Company

By:	/s/ James J. Killerlane III
Name:	James J. Killerlane III
Title:	Corporate Secretary